Statements

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2013		December 31, 2012	
Assets					
Current assets					
Cash		$	18,311	$	5,200
Accounts receivable			153,313		150,372
Deferred financial assets	15		17,352		54,165
Other current			16,676		15,068
		$	205,652	$	224,805
Exploration and evaluation assets	4	$	817,575	$	773,820
Property, plant and equipment	5		4,166,257		4,242,447
Goodwill			156,408		151,390
Deferred financial assets	15		13,938		8,013
Other assets	8		14,718		11,687
Total Assets		$	5,374,548	$	5,412,162
Liabilities					
Current liabilities					
Accounts payable		$	308,791	$	274,387
Dividends payable			18,169		17,882
Current portion of long-term debt	9		47,105		45,566
Deferred financial credits	15		39,822		18,522
		$	413,887	$	356,357
Long-term debt	9	$	935,783	$	1,023,999
Deferred financial credits	15		–		17,127
Deferred tax liability			416,305		365,473
Decommissioning liability	10		516,776		599,652
		$	1,868,864	$	2,006,251
Total Liabilities		$	2,282,751	$	2,362,608
Equity					
Shareholders' capital	14	$	3,866,477	$	3,818,043
Contributed surplus	14		41,030		36,088
Accumulated deficit			(817,556)		(736,761)
Accumulated other comprehensive income/(loss)			1,846		(67,816)
		$	3,091,797	$	3,049,554
Total Liabilities & Equity		$	5,374,548	$	5,412,162

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income and Comprehensive Income

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2013	2012	2013	2012
Revenues					
Oil and gas sales		$ 441,503	$ 331,753	$ 1,219,755	$ 998,067
Royalties		(96,117)	(64,624)	(252,149)	(193,803)
Commodity derivative instruments gain/(loss)	15	(55,674)	(40,780)	(52,107)	74,276
		$ 289,712	$ 226,349	$ 915,499	$ 878,540
Expenses					
Operating		$ 85,548	$ 94,482	$ 252,265	$ 247,065
General and administrative		20,031	18,597	63,514	59,970
Equity based compensation	14	5,083	5,066	17,475	9,963
Transportation		8,830	6,815	22,259	19,775
Depletion, depreciation and amortization	5	138,766	132,780	398,181	379,515
Impairments	6	–	113,824	–	200,730
Foreign exchange loss/(gain)	12	(2,509)	(13,609)	4,027	(18,885)
Finance expense	11	18,518	18,923	55,430	52,129
Asset disposition gain	7	(30,669)	(47,782)	(26,403)	(71,726)
Other expense/(income)		(399)	207	99	(63)
		$ 243,199	$ 329,303	$ 786,847	$ 878,473
Income/(Loss) before taxes		$ 46,513	$ (102,954)	$ 128,652	$ 67
Current tax expense/(recovery)	13	5,235	(2,249)	7,943	2,299
Deferred tax expense/(recovery)	13	7,258	(37,239)	39,305	(5,209)
Net Income/(Loss)		$ 34,020	$ (63,466)	$ 81,404	$ 2,977
Other Comprehensive Income/(Loss)					
Change due to marketable securities (net of tax)	8				
Unrealized gains/(losses)		$ 924	$ (17,440)	$ 4,816	$ (68,517)
Realized gains reclassified to net income		(125)	(41,956)	(315)	(41,956)
Change in cumulative translation adjustment		(45,397)	(69,070)	65,161	(67,323)
Other Comprehensive Income/(Loss), net of tax		$ (44,598)	$ (128,466)	$ 69,662	$ (177,796)
Total Comprehensive Income/(Loss)		$ (10,578)	$ (191,932)	$ 151,066	$ (174,819)
Net income/(loss) per share					
Basic		$ 0.17	$ (0.32)	$ 0.41	$ 0.02
Diluted		$ 0.17	$ (0.32)	$ 0.41	$ 0.02
Weighted average number of shares outstanding (thousands)	14				
Basic		201,117	197,618	200,002	194,753
Diluted		202,338	197,618	200,415	194,944

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders' Equity

Nine months ended September 30 (CDN$ thousands) unaudited		2013		2012
Shareholders' Capital				
Balance, beginning of year	$	3,818,043	$	3,442,364
Public offering		–		330,618
Stock Option Plan – cash		12,723		1,180
Stock Option Plan – non cash		2,222		1,119
Dividend Reinvestment Plan		–		19,150
Stock Dividend Program		33,489		13,987
Balance, end of period	$	3,866,477	$	3,808,418
Contributed Surplus				
Balance, beginning of year	$	36,088	$	26,910
Stock Option Plan – exercised		(2,222)		(1,119)
Stock Option Plan – expensed		7,164		7,697
Balance, end of period	$	41,030	$	33,488
Accumulated Deficit				
Balance, beginning of year	$	(736,761)	$	(279,467)
Net income		81,404		2,977
Dividends to shareholders		(162,199)		(247,988)
Balance, end of period	$	(817,556)	$	(524,478)
Accumulated other comprehensive income				
Balance, beginning of year	$	(67,816)	$	87,172
Changes due to marketable securities (net of tax)				
Unrealized gains/(losses)		4,816		(68,517)
Realized gains reclassified to net income		(315)		(41,956)
Change in cumulative translation adjustment		65,161		(67,323)
Balance, end of period	$	1,846	$	(90,624)
Total Equity	$	3,091,797	$	3,226,804

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Three months ended September 30,		Nine months ended September 30,	
	2013	**2012**	**2013**	**2012**
Operating Activities				
Net income/(loss)	$ 34,020	$ (63,466)	$ 81,404	$ 2,977
Non-cash items add/(deduct):				
Depletion, depreciation and amortization	138,766	132,780	398,181	379,515
Impairments	–	113,824	–	200,730
Change in fair value of derivative instruments	48,950	55,986	35,061	(83,400)
Deferred tax expense/(recovery)	7,258	(37,239)	39,305	(5,209)
Foreign exchange loss/(gain) on U.S. dollar debt and working capital	(7,446)	(25,370)	9,092	(15,815)
Accretion expense	3,432	3,356	10,254	10,324
Equity based compensation – Stock Option Plan	1,686	2,588	7,164	7,697
Amortization of debt transaction costs	190	303	1,420	1,097
Derivative settlement on senior note principal repayment	–	–	18,011	18,043
Asset disposition gain	(30,669)	(47,782)	(26,403)	(71,726)
Funds flow	$ 196,187	$ 134,980	$ 573,489	$ 444,233
Decommissioning expenditures	(3,701)	(3,396)	(10,036)	(14,406)
Changes in non-cash operating working capital	25,684	(12,138)	11,372	(84,144)
Cash flow from operating activities	$ 218,170	$ 119,446	$ 574,825	$ 345,683
Financing Activities				
Issuance of shares	$ 12,694	$ –	$ 12,723	$ 350,948
Cash dividends	(42,411)	(44,850)	(128,710)	(234,001)
Change in bank debt	(144,858)	(15,720)	(74,769)	(142,691)
Repayment of senior notes	–	–	(35,655)	(35,623)
Proceeds from senior note issue	–	–	–	406,088
Derivative settlement on senior note principal repayment	–	–	(18,011)	(18,043)
Changes in non-cash financing working capital	137	55	288	(14,794)
Cash flow from financing activities	$ (174,438)	$ (60,515)	$ (244,134)	$ 311,884
Investing Activities				
Capital expenditures	$ (146,997)	$ (169,752)	$ (461,835)	$ (701,495)
Property and land acquisitions	(15,792)	(7,277)	(71,451)	(63,946)
Property dispositions	124,462	3,112	197,086	25,636
Sale of equity investments	599	141,044	2,482	145,454
Changes in non-cash investing working capital	(145)	(37,238)	20,590	(71,498)
Cash flow from investing activities	$ (37,873)	$ (70,111)	$ (313,128)	$ (665,849)
Effect of exchange rate changes on cash	$ 1,696	$ 4,005	$ (4,452)	$ 2,653
Change in cash	$ 7,555	$ (7,175)	$ 13,111	$ (5,629)
Cash, beginning of period	10,756	7,175	5,200	5,629
Cash, end of period	$ 18,311	$ –	$ 18,311	$ –
Supplementary Cash Flow Information				
Cash income taxes paid/(received)	$ 3,487	$ –	$ (1,403)	$ 17,651
Cash interest paid	$ 2,630	$ 3,249	$ 31,851	$ 24,774

See accompanying notes to the Condensed Consolidated Financial Statements

Notes

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. REPORTING ENTITY

These interim condensed consolidated financial statements ("interim Consolidated Financial Statements") and notes present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 7, 2013.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the three and nine months ended September 30, 2013 and the 2012 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting". These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2012. There have been no changes to the use of estimates or judgments since December 31, 2012.

3. SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2013, Enerplus adopted the following new accounting standards that were issued by the IASB. The adoption of these standards did not have a material impact on Enerplus' interim Consolidated Financial Statements.

· IFRS 7 *Financial Instruments Disclosures*
· IFRS 10 *Consolidated Financial Statements*
· IFRS 11 *Joint Arrangements*
· IFRS 12 *Disclosure of Interests in Other Entities*
· IFRS 13 *Fair Value Measurement*
· IAS 27 *Consolidation and Separate Financial Statements*
· IAS 28 *Investments in Joint Ventures*

4. EXPLORATION AND EVALUATION ("E&E ASSETS")

Carrying value ($ thousands)	E&E assets
As at December 31, 2012	$ 773,820
Capital spending and acquisitions	102,271
Dispositions	(9,798)
Transfers to Property, Plant and Equipment	(64,565)
Foreign currency translation adjustment	15,847
As at September 30, 2013	**$ 817,575**

As at September 30, 2013 the E&E asset balance of $817,575,000 (December 31, 2012 – $773,820,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Carrying value before accumulated depletion and depreciation ($ thousands)	Developed and Producing ("D&P assets")		Office and other		Total	
As at December 31, 2012	$	6,684,154	$	82,588	$	6,766,742
Capital spending and acquisitions		427,578		3,437		431,015
Transfers from E&E assets		64,565		–		64,565
Change in decommissioning costs (Note 10)		(77,693)		–		(77,693)
Dispositions		(239,310)		–		(239,310)
Foreign currency translation adjustment		84,188		364		84,552
As at September 30, 2013	**$**	**6,943,482**	**$**	**86,389**	**$**	**7,029,871**

Accumulated depletion and depreciation	D&P assets		Office and other		Total	
As at December 31, 2012	$	2,463,903	$	60,392	$	2,524,295
Depletion and Depreciation		393,338		4,843		398,181
Dispositions		(71,560)		–		(71,560)
Foreign currency translation adjustment		12,576		122		12,698
As at September 30, 2013	**$**	**2,798,257**	**$**	**65,357**	**$**	**2,863,614**

Net carrying value	D&P assets		Office and other		Total	
As at December 31, 2012	$	4,220,251	$	22,196	$	4,242,447
As at September 30, 2013	**$**	**4,145,225**	**$**	**21,032**	**$**	**4,166,257**

6. IMPAIRMENT

During the three and nine months ended September 30, 2013 Enerplus did not record any impairments. For the same periods in 2012, impairment losses were $113,824,000 and $200,730,000 respectively.

7. ASSET DISPOSITION GAIN

($ thousands)	Three months ended September 30,				Nine months ended September 30,			
	2013		2012		2013		2012	
Gain on property dispositions	$	(30,519)	$	–	$	(26,035)	$	(24,100)
Gain on sale of marketable securities		(150)		(47,782)		(368)		(47,626)
Total asset disposition gain	**$**	**(30,669)**	**$**	**(47,782)**	**$**	**(26,403)**	**$**	**(71,726)**

8. OTHER ASSETS

Other assets of $14,718,000 (December 31, 2012 – $11,687,000) represent Enerplus' marketable securities portfolio. During the nine months ended September 30, 2013 Enerplus sold certain marketable securities for proceeds of $2,482,000 recognizing a gain of $368,000. In connection with these sales, realized gains of $315,000 net of tax were reclassified from accumulated other comprehensive income to net income.

For the three and nine months ended September 30, 2013 the change in fair value of these investments represented unrealized gains of $924,000 ($1,058,000 before tax) and $4,816,000 ($5,514,000 before tax) respectively. For the same periods in 2012, the change in fair value of these investments represented unrealized losses of $17,440,000 ($19,967,000 before tax) and $68,517,000 ($78,449,000 before tax) respectively.

9. DEBT

($ thousands)	September 30, 2013		December 31, 2012	
Current:				
Senior notes	$	47,105	$	45,566
	$	47,105	$	45,566
Long term:				
Bank credit facility	$	185,327	$	260,950
Senior notes		750,456		763,049
	$	935,783	$	1,023,999
Total debt	**$**	**982,888**	**$**	**1,069,565**

Senior Notes

The terms and rates of the Company's senior notes at September 30, 2013 are detailed below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)	
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	$	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000		20,570
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000		365,118
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.37%	CDN$40,000	CDN$40,000		40,000
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.82%	US$40,000	US$40,000		41,140
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000		231,412
Oct 1, 2003	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011	5.46%	US$54,000	US$32,400		33,323
June 19, 2002	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010	6.62%	US$175,000	US$35,000		35,998
					Total Carrying Value	**$**	**797,561**
					Current portion	**$**	**47,105**
					Long term portion	**$**	**750,456**

10. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $516,776,000 at September 30, 2013 compared to $599,652,000 at December 31, 2012, based on a total undiscounted liability of $731,378,000 and $659,714,000 respectively. The decommissioning liability was calculated using a risk free rate of 3.07% at September 30, 2013 (December 31, 2012 – 2.36%).

($ thousands)	Nine months ended September 30, 2013	Year ended December 31, 2012
Decommissioning liability, beginning of year	$ 599,652	$ 563,763
Change in estimates	(81,221)	69,822
Property acquisition and development activity	3,528	5,559
	$ (77,693)	$ 75,381
Dispositions	(6,629)	(33,584)
Decommissioning expenditures	(10,036)	(19,905)
Accretion	10,254	13,522
Foreign currency translation adjustment	1,228	475
Decommissioning liability, end of period	**$ 516,776**	**$ 599,652**

11. FINANCE EXPENSE

($ thousands)	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Realized:				
Interest on bank debt and senior notes	$ 14,665	$ 14,864	$ 43,141	$ 39,140
Unrealized:				
Cross currency interest rate swap loss	273	756	1,093	2,488
Interest rate swap gain	(42)	(356)	(478)	(920)
Amortization of debt transaction costs	190	303	1,420	1,097
Accretion of decommissioning liability	3,432	3,356	10,254	10,324
Finance expense	**$ 18,518**	**$ 18,923**	**$ 55,430**	**$ 52,129**

12. FOREIGN EXCHANGE

($ thousands)	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Realized:				
Foreign exchange loss	$ 59	$ 4,123	$ 17,658	$ 10,031
Unrealized:				
Translation of U.S. dollar debt and working capital	(7,446)	(25,370)	9,092	(15,815)
Cross currency interest rate swap (gain)/loss	939	2,505	(19,043)	(14,807)
Foreign exchange swap (gain)/loss	3,939	5,133	(3,680)	1,706
Foreign exchange (gain)/loss	**$ (2,509)**	**$ (13,609)**	**$ 4,027**	**$ (18,885)**

13. INCOME TAXES

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Current tax expense/(recovery)				
Canada	$ (339)	$ 239	$ (258)	$ 116
U.S.	5,574	(2,488)	8,201	2,183
Total current tax expense/(recovery)	$ 5,235	$ (2,249)	$ 7,943	$ 2,299
Deferred tax expense/(recovery)	7,258	(37,239)	39,305	(5,209)
Total income tax expense/(recovery)	**$ 12,493**	**$ (39,488)**	**$ 47,248**	**$ (2,910)**

14. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Nine months ended September 30,		Year ended December 31,	
	2013		2012	
Authorized unlimited number of common shares **Issued:** (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	198,684	$ 3,818,043	181,159	$ 3,442,364
Issued for cash:				
Public offerings	–	–	14,709	330,618
Dividend reinvestment plan	–	–	955	19,150
Stock option plan	880	12,723	68	1,180
Non-cash:				
Stock dividend program	2,309	33,489	1,793	23,612
Stock option plan	–	2,222	–	1,119
Balance, end of period	**201,873**	**$ 3,866,477**	**198,684**	**$ 3,818,043**

(b) Dividends

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Cash dividends	$ 42,411	$ 44,850	$ 128,710	$ 234,001
Stock dividends	11,994	8,544	33,489	13,987
Dividends to shareholders	**$ 54,405**	**$ 53,394**	**$ 162,199**	**$ 247,988**

(c) Equity based compensation

The following table summarizes Enerplus' equity based compensation expense:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Cash:				
Long term incentive plans expense	$ 4,869	$ 5,224	$ 14,074	$ 5,355
Non-Cash:				
Equity total return swap gain	(1,472)	(2,746)	(3,763)	(3,089)
Stock option plan expense	1,686	2,588	7,164	7,697
Equity based compensation expense	**$ 5,083**	**$ 5,066**	**$ 17,475**	**$ 9,963**

(i) Long-Term Incentive Plans

Enerplus' long-term incentive plans include its Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") plans. At September 30, 2013 the long-term incentive plans had a liability balance of $18,069,000 (December 31, 2012 – $13,316,000) which is included in accounts payable on the Consolidated Balance Sheet.

The following table summarizes the PSU, RSU and DSU activity for the nine months ended September 30, 2013:

(thousands of units)	PSUs	RSUs	DSUs
Units outstanding:			
Balance, beginning of year	605	963	35
Granted	369	460	78
Vested	(124)	(467)	(13)
Forfeited	(69)	(104)	–
Balance, end of period	**781**	**852**	**100**

(ii) Stock Option Plan

The following weighted average assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	Nine months ended September 30, 2013	Year ended December 31, 2012
Dividend yield[1]	8.0%	8.2%
Volatility[1]	27.80%	28.35%
Risk-free interest rate	1.51%	1.35%
Forfeiture rate	10.0%	10.0%
Expected life	4.5 years	4.5 years

(1) Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

The weighted average grant date fair value of options granted during the nine months ended September 30, 2013 was $1.31 (September 30, 2012 – $2.23). At September 30, 2013, 4,529,000 options were exercisable at a weighted average exercise price of $24.12 with a weighted average remaining contractual term of 4.0 years, giving an aggregate intrinsic value of $2,575,000 (September 30, 2012 – $nil). The weighted average share price during the nine months ended September 30, 2013 was $15.18.

For the nine months ended September 30, 2013, Enerplus expensed a total of $7,164,000 related to its stock option plan. The total unamortized fair value of outstanding options of $6,406,000 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Nine months ended September 30, 2013		Year ended December 31, 2012	
	Number of Options (000's)	Weighted Average Exercise Price[1]	Number of Options (000's)	Weighted Average Exercise Price[1]
Options outstanding				
Balance, beginning of year	10,768	$ 22.11	5,098	$ 29.41
Granted	6,144	14.10	7,313	19.00
Exercised	(880)	14.46	(68)	17.35
Forfeited	(2,031)	22.51	(1,056)	24.92
Expired	–	–	(519)	44.67
Balance, end of period	**14,001**	**$ 19.06**	**10,768**	**$ 22.11**
Options exercisable at the end of period	**4,529**	**$ 24.12**	**2,558**	**$ 27.20**

(1) Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following tables summarize the Contributed Surplus activity for the nine months ended September 30, 2013 and the ending balances as at September 30, 2013:

($ thousands)	Nine months ended September 30, 2013		Year ended December 31, 2012	
Balance, beginning of year	$	36,088	$	26,910
Stock Option Plan – exercised		(2,222)		(1,119)
Stock Option Plan – expensed		7,164		10,297
Balance, end of period	**$**	**41,030**	**$**	**36,088**

($ thousands)	September 30, 2013		December 31, 2012	
Cancelled shares	$	3,795	$	3,795
Stock Option Plan		37,235		32,293
Balance, end of period	**$**	**41,030**	**$**	**36,088**

(d) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined based on the following:

(thousands of shares)	Three months ended September 30,		Nine months ended September 30,	
	2013	**2012**	**2013**	**2012**
Weighted average shares	201,117	197,618	200,002	194,753
Dilutive impact of options	1,221	–	413	191
Diluted shares	**202,338**	**197,618**	**200,415**	**194,944**

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

The carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at September 30, 2013 and December 31, 2012 due to their short term nature. At September 30, 2013 the combined fair values of Enerplus' senior notes was $840,890,000 and the carrying value was $797,561,000 (December 31, 2012 – fair value of $896,871,000 and carrying value of $808,615,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three months ended September 30, 2013:

Deferred financial assets/(liabilities) ($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps	Electricity Swaps	Equity Swaps	Commodity Derivative Instruments		Total
						Oil	Gas	
Beginning of period	$ (42)	$ (15,000)	$ 15,208	$ 617	$ 2,703	$ 29,780	$ 7,152	$ 40,418
Change in fair value gain/(loss)	42[1]	(1,212)[2]	(3,939)[3]	(156)[4]	1,472[5]	(45,609)[6]	452[6]	(48,950)
End of period	**$ –**	**$ (16,212)**	**$ 11,269**	**$ 461**	**$ 4,175**	**$ (15,829)**	**$ 7,604**	**$ (8,532)**

(1) Recorded in finance expense.
(2) Recorded in foreign exchange expense (loss of $939) and finance expense (loss of $273).
(3) Recorded in foreign exchange expense.
(4) Recorded in operating expense.
(5) Recorded in equity based compensation.
(6) Recorded in commodity derivative instruments (see below).

The following table summarizes the change in fair value for the nine months ended September 30, 2013:

Deferred financial assets/(liabilities) ($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps	Electricity Swaps	Equity Swaps	Commodity Derivative Instruments		Total
						Oil	Gas	
Beginning of period	$ (478)	$ (34,162)	$ 7,589	$ (853)	$ 412	$ 50,672	$ 3,349	$ 26,529
Change in fair value gain/(loss)	478[1]	17,950[2]	3,680[3]	1,314[4]	3,763[5]	(66,501)[6]	4,255[6]	(35,061)
End of period	**$ –**	**$ (16,212)**	**$ 11,269**	**$ 461**	**$ 4,175**	**$ (15,829)**	**$ 7,604**	**$ (8,532)**

(1) Recorded in finance expense.
(2) Recorded in foreign exchange expense (gain of $19,043) and finance expense (loss of $1,093).
(3) Recorded in foreign exchange expense.
(4) Recorded in operating expense.
(5) Recorded in equity based compensation.
(6) Recorded in commodity derivative instruments (see below).

The following table summarizes the fair value as at September 30, 2013:

Balance Sheet Classification:	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps	Electricity Swap	Equity Swap	Commodity Derivative Instruments		Total
						Oil	Gas	
Assets:								
Current	$ –	$ 795	$ 157	$ 461	$ 1,349	$ 6,591	$ 7,999	$ 17,352
Long-term	–	–	11,112	–	2,826	–	–	13,938
Liabilities:								
Current	–	(17,007)	–	–	–	(22,420)	(395)	(39,822)
Total	**$ –**	**$ (16,212)**	**$ 11,269**	**$ 461**	**$ 4,175**	**$ (15,829)**	**$ 7,604**	**$ (8,532)**

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Change in fair value gain/(loss)	$ (45,157)	$ (48,694)	$ (62,246)	$ 71,948
Net realized cash gain/(loss)	(10,517)	7,914	10,139	2,328
Commodity derivative instruments gain/(loss)	**$ (55,674)**	**$ (40,780)**	**$ (52,107)**	**$ 74,276**

(c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate subject to a maximum of 80% of forecasted production volumes net of royalties.

The following tables summarize Enerplus' price risk management positions at October 22, 2013:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl[1]
Oct 1, 2013 – Dec 31, 2013		
WTI Swap	22,500	100.36
WTI Purchased Call	3,500	104.09
WTI Sold Put	5,500	63.09
WTI Sold Call	3,500	130.00
Brent – WTI Spread	5,000	7.09
WCS Differential Swap	2,000	(21.56)
MSW Differential Swap	500	(5.90)
Jan 1, 2014 – Jun 30, 2014		
WTI Swap	20,000	93.70
Brent – WTI Spread	3,000	93.10%
WCS Differential Swap	1,000	(23.25)
Jul 1, 2014 – Dec 31, 2014		
WTI Swap	15,000	92.73
Brent – WTI Ratio Spread	3,000	93.10%
WCS Differential Swap	1,000	(23.25)
Jan 1, 2015 – Dec 31, 2015		
WTI Swap	500	90.00

(1)   Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf	US$/Mcf
Oct 1, 2013 – Dec 31, 2013			
AECO Swap	28.4	3.61	
AECO Purchased Put	22.7	3.17	
Jan 1, 2014 – Dec 31, 2014			
AECO Swap	4.7	3.96	
Oct 1, 2013 – Dec 31, 2013			
NYMEX Swap	15.0		3.85
Jan 1, 2014 – Dec 31, 2014			
NYMEX Swap	50.0		4.17

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Oct 1, 2013 – Dec 31, 2013		
AESO Power Swap[1]	12.0	63.81
Jan 1, 2014 – Dec 31, 2014		
AESO Power Swap[1]	12.0	53.69
Jan 1, 2015 – Dec 31, 2015		
AESO Power Swap[1]	6.0	50.38

(1)   Alberta Electrical System Operator ("AESO") fixed pricing.

16. COMMITMENTS

During the three months ended September 30, 2013 Enerplus entered into a 7 year gathering contract that results in an annual minimum commitment of approximately $6,547,000 or $45,829,000 in total.

17. SUBSEQUENT EVENTS

Subsequent to September 30, 2013 Enerplus entered into the following acquisition and disposition agreements, subject to customary closing conditions:

   a)   Sale of non-core Canadian oil production for approximately $105 million;

   b)   Sale of undeveloped Montney acreage for approximately $130 million; and

   c)   Purchase of additional Marcellus working interests and undeveloped acreage for approximately US$153 million.